[AmTrust Financial Services, Inc. letterhead]

January 20, 2017

Via EDGAR
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:     AmTrust Financial Services, Inc.
Form 8-K, Item 2.02
Furnished November 3, 2016
File No. 001-33143

Dear Mr. Rosenberg:

Thank you for your letter dated January 6, 2017 (the “Comment Letter”), setting forth comments of the Division of Corporation Finance (the “Staff”) regarding the above-referenced Current Report on Form 8-K of AmTrust Financial Services, Inc.

We have carefully considered the Staff’s comment and set forth our response below. For the convenience of the Staff, each numbered paragraph response herein corresponds to the same numbered paragraph in the Comment Letter.

Exhibit 99.1

1.
Please clarify your response to prior comment 1 of our December 1, 2016 letter, in which you state that non-cash amortization of intangible assets and foreign currency transaction (loss) gain net of tax are timing items. In this regard:

•
Explain to us how these are “timing items,” what the tax impact is and when it was/will be reflected for non-GAAP purposes, and how exclusion of the income tax effect for them results in current and deferred income tax expense commensurate with your non-GAAP measure of profitability. Refer to Question 102.11 of Compliance and Disclosure Interpretations issued on May 17, 2016.

•
Explain to us the appropriateness of your line item “Tax effect of all adjustments reflected above” in the example reconciliation in your response when no tax is reflected on non-cash amortization of intangible assets or foreign currency transaction (loss) gain.

Response: We use and present the non-GAAP measures of operating earnings, operating diluted earnings per share, and operating return on common equity because we believe they are more relevant measures of our profitability and underlying trends of our continuing operations as these non-GAAP measures contain the components of net income upon which our management has the most influence and exclude factors outside management's direct control as well as non-recurring items. In addition,

Jim B. Rosenberg
Division of Corporation Finance
January 20, 2017

operating income and operating return on equity have, in the past, also served as a basis for establishing threshold, target and maximum levels for performance awards made to our chief executive officer.

It is with this same objective in mind that we have historically calculated certain adjustments to arrive at these non-GAAP measures “net of tax,” while other adjustments to arrive at our non-GAAP measures do not have a related tax impact. There is a current period tax expense associated with net realized gain (loss) on investments and non-cash interest on our convertible senior notes, but there is not a current period tax expense associated with foreign currency transaction gain (loss) or non-cash amortization of intangible assets.

In other words, embedded within our net income for the three months ended September 30, 2016 of $103.6 million is tax expense of $35.5 million. The tax impact of our net realized gain on investments and non-cash interest on our convertible senior notes is included in that $35.5 million amount, and therefore, included in net income - the starting point for the reconciliation. For consistency purposes, we then need to present those two adjustments net of tax when reconciling net income to operating income. On the other hand, however, the $35.5 million tax expense would not change, regardless of the amount of foreign currency transaction gain (loss) or non-cash amortization of intangibles during the quarter. That is because the tax impact of those items are temporary in nature, meaning they create current expense or benefit and an offsetting deferred expense or benefit entry in the same reporting period (we referred to these as “timing items” in our previous response). As a result, there is no impact in the current reporting period to the total tax expense (in this example, the $35.5 million) related to these temporary differences. Since there is no impact in the current reporting period to the total tax expense for the items included in the GAAP results, we believe there should not be any tax impact in the current reporting period when the items are removed for purposes of calculating our non-GAAP measures. This practice is consistent with our stated objective of making adjustments to calculate the non-GAAP measures to only include the components of net income upon which our management has the most influence and exclude factors outside management's direct control as well as non-recurring items. It is our position that the tax impact of temporary differences is not a component of net income. For illustrative purposes, we have included as Appendix A to this response a sample calculation that supports this premise.

Additionally, we have consistently been presenting certain adjustments within our non-GAAP reconciliation net of tax, while presenting other adjustments without a tax impact throughout our historical earnings releases. Non-cash amortization of certain intangible assets has been presented without a tax impact since it first appeared in our non-GAAP reconciliation in September 30, 2010, and foreign currency transaction gain (loss) has been presented without a tax impact since it first appeared in our non-GAAP reconciliation in September 30, 2011, while other adjustments have been consistently tax effected if the tax impact is a component of the net income amount that is the starting point of the reconciliation. Our senior management believes this treatment follows the economic substance of their decision to use these operating measures. To tax effect adjustments that relate to temporary items would skew operating results, and in management’s opinion, make the operating results less meaningful, both to management and investors, which would defeat the purpose of using the measure in the first place.

Lastly, in our December 14, 2016 response, we provided an example of how we would present our non-GAAP reconciliation in future earnings releases, and included a line item called “tax effect of all adjustments reflected above.” As the Staff points out, since no tax is reflected in two of the

Jim B. Rosenberg
Division of Corporation Finance
January 20, 2017

adjustments (non-cash amortization of intangible assets and foreign currency transaction (loss) gain), the use of the word “all” before “adjustments” in not appropriate. Therefore, in future earnings releases, we will include a footnote to a line item called “tax effect of adjustments reflected above” and that footnote will include a description of how we calculate the tax effect with respect to adjustments that have a tax effect, and will clearly specify the adjustments without a tax effect.

We trust that you will find the foregoing to be responsive to the Staff’s comments. Please contact the undersigned at (216) 328-6116 if you require any further information.

Sincerely,

/s/ Ronald E. Pipoly, Jr.

Ronald E. Pipoly, Jr., Chief Financial Officer

cc:     Rolf Sundwall, Securities and Exchange Commission
Keira Nakada, Securities and Exchange Commission
Maureen Downie, KPMG LLP
Catherine Miller, AmTrust Financial Services, Inc.

Jim B. Rosenberg
Division of Corporation Finance
January 20, 2017

Appendix A

	GAAP	Non-GAAP
Book Income	1,000	1,250

M-Adj
M&E - Permanent	25	25
Amortization - Temporary	250

Current Taxable Income	1,275	1,275
Tax Rate	0.35	0.35
Current Tax Expense	446	446

Deferred Tax Expense/(Benefit)	(88)	(88)

Total Federal Income Taxes	359	359
Total GAAP Income	641	891

Effective Tax Rate Reconciliation:
Book Income	350	438
Perm	9	9
Eliminate Increase/Reduction of DTL	¯	(88)
Total	359	359